UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Village Super Market, Inc.

(Name of Issuer)

Class A Common stock, no par value per share

(Title of Class of Securities)

92701-40-9

(CUSIP Number)

Stuart Gladstone, Esq.
Brach Eichler L.L.C.
101 Eisenhower Parkway
Roseland, New Jersey 07068
973-228-5700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see the Notes).

CUSIP No. 92701-40-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (Entities Only) Estate of Perry Sumas 27-6204616
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 999,393
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 999,393
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,393
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON (see Instructions) OO

SCHEDULE 13D

This Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the Sumas Family Group, including Perry Sumas, James Sumas, Robert Sumas, William Sumas and John Sumas, is being filed on behalf of the Estate of Perry Sumas (the “Reporting Person”) relating to shares of Class A Common Stock of Village Super Market, Inc., a New Jersey corporation (the “Issuer”), no par value per share.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5  to the Schedule 13D relating to the Reporting Person is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Class A Common Stock outstanding for the Reporting Person (assuming conversion of all outstanding shares of Class B Common Stock held by the Reporting Person):

Name of Reporting Person	Class	Number of Shares	Percentage of Class
Estate of Perry Sumas	A	999,393	9.62%

The approximate percentage of Common Stock reported as beneficially owned by the Reporting Person is based upon 9,696,583 shares of Class A Common Stock and 4,360,998 shares of Class B Common Stock issued and outstanding as of March 4, 2015, as reported by the Issuer in the Quarterly Report on Form 10-Q for the fiscal quarter ended January 24, 2015 filed by the Issuer with the Securities and Exchange Commission.

(b) The Reporting Person has the sole power to dispose of the shares of Class A Common Stock and Class B Common Stock held by the Reporting Person, and William Sumas and John Sumas, appointed voting trustees under the Will of the Perry Sumas, have the sole power to vote the shares of Class A Common Stock and Class B Common Stock held by the Reporting Person, that are beneficially owned by it as reported in this Amendment No. 9.

(c) Except as set forth herein, the Reporting Person has not engaged in any transactions with respect to the Issuer’s Class A Common Stock or Class B Common Stock in the past sixty (60) days.  During the past sixty (60) days, the following sales of shares of Class A Common Stock were executed in open market transactions on NASDAQ in accordance with the stock trading plan adopted by the Reporting Person on November 10, 2014.

Date of Transaction	Number of Shares	Price per Share ($)
04/28/2015	2,107	33.11
04/23/2015	860	33.37
04/16/2015	958	33.18
04/13/2015	21,732	33.37
04/10/2015	29,633	33.36
04/09/2015	1,953	32.53
04/08/2015	3,200	32.32
04/06/2015	3,363	31.71
03/19/2015	1,729	29.54
03/18/2015	3,700	29.91
03/17/2015	1,929	29.91
03/16/2015	3,500	29.78
03/12/2015	6,015	29.38
03/11/2015	6,873	28.37
03/10/2015	4,346	28.13
03/09/2015	2,097	28.23
03/06/2015	3,600	28.23
03/05/2015	9,349	27.92
03/04/2015	4,000	27.86
03/03/2015	2,500	27.57
03/02/2015	2,000	27.74

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported in this Amendment No. 9.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

Estate of Perry Sumas /s/ Patricia Sumas-Anagnostis /s/ Linda Blatt